FILED VIA EDGAR

                         June 4, 2004
              Securities and Exchange Commission
                     450 Fifth Street, N.W.
                       Judiciary Plaza
                   Washington, D.C. 20549
             RE: WITHDRAWAL OF REGISTRATION STATEMENT
     FORM SB-2 FILED AUGUST 8, 2002 AND AMENDED AUGUST 27, 2002
                     FILE NO. 333-97797
                    Ladies and Gentlemen:
Pursuant to Rule 477(a) of the 1933 Act Rules, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting ValCom, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2, as amended, filed by the Registrant on August 8, 2002 and amended August 27, 2002
(the "Registration Statement").

No securities were sold in connection with the Registration Statement. The Registrant due to changes in the company's business plan, operations and capital structure is seeking the withdrawal. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a), the SEC issue an order consenting to the withdrawal of the Registration Statement.

Sincerely,
				/s/ Vince Vellardita
              			---------------------
				Vince Vellardita
		               	Chief Executive Officer